CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF SERIES A CONVERTIBLE PREFERRED STOCK

of

IPtimize, Inc.

Pursuant to Section 302A.401 of the Minnesota Business Corporation Act

The undersigned, Clinton J. Wilson, President of IPtimize, Inc. (the "Corporation"), a corporation organized and existing under the Minnesota Business Corporation Act, in accordance with the provisions of Section 302A.401 thereof, DO HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of said Corporation, the Board of Directors on December 21, 2005 adopted the following resolution creating a series of Ten Million (10,000,000) shares of preferred stock designated as Series A Convertible Preferred Stock, par value $.01 per share ("Series A Convertible Preferred Stock"):

RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of its Articles of Incorporation, a series of preferred stock of the Corporation be, and it hereby is, created, and that the designation and amount thereof and the voting powers, preferences and relative, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof, are as follows:

(a) The holders of outstanding shares of Series A Convertible Preferred Stock ("Holders") shall be entitled to receive a 10% annual cumulative dividend payable in additional shares of Series A Convertible Preferred Stock. Such dividends may be payable quarterly or otherwise as the Board of Directors may from time to time determine.

The Corporation shall make no Distribution (as defined below) to the holders of Common Stock or any junior class of Preferred Stock in any fiscal year unless and until dividends shall have been paid to the Holders. "Distribution" in this paragraph means the transfer of cash or property without consideration, whether by way of dividend or otherwise.

(b) In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation (a "Liquidation"), the holders of all shares of Series A Convertible Preferred Stock shall be entitled to be paid an amount equal to the greater of (i) Forty Cents ($.40) for each shares of Series A Convertible Preferred Stock (the "Original Purchase Price"), plus unpaid dividends thereon, or (ii) the amount that the Holder would receive in Liquidation if the shares of Series A Convertible Preferred Stock were converted to Common Stock immediately prior to the Liquidation, before any payment shall be made in respect of the Common Stock or any junior class of Preferred Stock. After payment in full of the Liquidation Amount to Holders of the shares of Series A Convertible Preferred Stock, then holders of Common Stock and any junior class of Preferred Stock shall be entitled to receive any remaining assets of the Corporation.

(c) Each shares of Series A Convertible Preferred Stock shall be automatically converted into one share of Common Stock (the "Common Stock Conversion") of the Corporation at such time as the closing price of the Common Stock on a securities exchange or in a public over-the-counter market is at least $1.50 per share for at least 20 consecutive trading days. Such conversion shall be effective as of the close of such 20th

consecutive trading day. Any accrued but unpaid dividends on the shares of Series A Convertible Preferred Stock shall be converted to Common Stock; provided, however, that in lieu of issuing fractional shares of Common Stock, the Corporation shall pay accrued dividends in cash.

(d) Each shares of Series A Convertible Preferred Stock may be converted at any time at the Holder's option into one share of Common Stock. In case the Corporation shall at any time subdivide the outstanding shares of Common Stock, or shall issue a stock dividend on its outstanding Common Stock, the number of shares of Common Stock issuable upon the conversion of one share of Series A Convertible Preferred Stock in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately increased. In case the Corporation shall at any time combine the outstanding shares of Common Stock, the number of shares of Common Stock issuable upon the conversion of one share of Series A Convertible Preferred Stock in effect immediately prior to such combination shall be proportionately decreased, effective at the close of business on the date of such combination.

Upon the occurrence of each adjustment or readjustment of the conversion terms as described above, the Corporation at its expense shall promptly compute such adjustment or readjustment and prepare and furnish to each Holder of shares of Series A Convertible Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. Upon the written request at any time of any Holder of shares of Series A Convertible Preferred Stock, the Corporation shall furnish to such Holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the conversion terms at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of shares of Series A Convertible Preferred Stock.

(e) Holders of shares of Series A Convertible Preferred Stock are entitled to vote as a separate group with respect to any proposed amendment to this Certificate of Designation which would change the rights and preferences of the shares of Series A Convertible Preferred Stock. The approval of at least a majority of the outstanding shares of Series A Convertible Preferred Stock entitled to vote shall be necessary to approve any such amendment. Except as provided above or as otherwise provided by law, the Holders of shares of Series A Convertible Preferred Stock shall not have any other voting rights.

(f) Consideration for Shares. Subject to the limitations set forth in the Act, shares of Common Stock or Preferred Stock may be issued by the Corporation from time to time for such consideration as may be fixed by the Board of Directors, consisting of any tangible or intangible property or benefit to the Corporation, including, but not limited to, cash, promissory notes, services performed, or other securities of the Corporation. When the Corporation receives the consideration for which the Board of Directors has authorized the issuance of shares, the shares issued therefore shall be fully paid and nonassessable.

(g) Transfer Restrictions. The Corporation shall have the right by appropriate action to impose restrictions upon the transfer of any shares of Series A Convertible Preferred Stock, or any interest therein, from time to time issued, provided that such restrictions, or notice thereof, shall be set forth upon the face or back of the certificates representing such shares of Series A Convertible Preferred Stock.

IN WITNESS WHEREOF, we have hereunto set our hands as President and Secretary, respectively, of the Corporation, as of February 27, 2006 and we hereby affirm that the foregoing Certificate is our act and deed and the act and deed of the Corporation and the facts stated herein are true.

Clinton J. Wilson, President